July 31, 2008

Donald F. Delaney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C., U.S.A.

20549-7010

Dear Mr. Delaney:

Re:	Suncor Energy Inc.
Form 40-F for Fiscal Year Ended December 31, 2007 (“Form 40-F”)
Filed March 4, 2008
File No. 001-12384

We have received your letter of June 30, 2008 with respect to our Form 40-F for our fiscal year ended December 31, 2007.  Please find below, for your consideration, each of your comments, followed by our response.

Form 40-F

Financial Statements

Statements of Earnings and Comprehensive Income, page 58

1.                                       We note the increasing volume of your energy marketing and trading activities which approximated C$2.9 billion in 2007.  Considering the magnitude of this activity and its increasing importance to your operations, it appears that the associated disclosures should be expanded to more adequately and sufficiently address the salient aspects of these activities to include information such as the types of contracts, fair values aggregated by source, methods and significant assumptions used to estimate fair values, reconciliation of beginning and ending carrying values and sensitivities to estimates utilized.

While our energy marketing and trading activities have increased in volume, including both physical and financial trading, the relative importance to our operations is not considered significant. We disclosed the types of contracts we entered into at December 31, 2007 on page 72 of our Form 40-F Financial Statements (swaps, forwards and options) and we have indicated that these are energy contracts.  These energy contracts are comprised of crude oil, natural gas and heating oil contract, with crude oil representing the majority of the contracts at December 31, 2007. We will modify the wording in our next quarterly filing to describe what is included in energy contracts.

We have disclosed fair values at December 31, 2007 by energy assets and liabilities on page 72 of our Form 40-F Financial Statements.

Starting January 1, 2008, Canadian GAAP required companies to disclose methods and significant assumptions used to estimate fair values.  We have disclosed the following on page 28 of our unaudited financial statements in our Q2 2008 Form 6-K regarding disclosure on methods and assumptions used to determine fair values:

“The estimated fair values of recognized financial instruments have been determined based on the company’s assessment of available market information and appropriate valuation methodologies based on industry accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.”

We have included sensitivities on page 32 of our unaudited financial statements in our Q2 2008 Form 6-K regarding the impact of a change in crude oil and natural gas on our financial instruments. This information will be included in our 2008 Form 40-F Financial Statements.

We have disclosed the beginning and ending carrying values/fair values as well as activity in the year of our net energy trading assets (liabilities) on page 73 of our December 31, 2007 Form 40-F Financial Statements.

Note 7 — Financial Instruments, page 69

2.                                       In subsection (c) of this note, you describe your activities associated with certain energy marketing and trading activities, in which you use physical and financial derivative instruments, including swaps, forwards and options.  Please tell us how you determined that these instruments qualify for derivative accounting under U.S. GAAP, particularity giving consideration to the guidance contained in EITF 01-8.

The Energy Marketing and Trading activities described in Note 7(c) qualify for derivative accounting as the nature of the instruments used in both the physical and financial trading activities meet the definition of a derivative as outlined in FAS 133 paragraph 6.  In addition, the physical and financial trading activities described in this section are all commodities based (i.e. crude oil and natural gas) that have been considered in relation to the guidance outlined in EITF — 01-8, and were determined to be outside its scope.  EITF — 01-8 deals with determining whether an arrangement is a lease.  Since a lease conveys the right to use property, plant or equipment, our commodity purchase and sale transactions do not meet this definition.  We will continue to evaluate future activities in respect to this guidance.

3.                                       Please expand your disclosure, with respect to your energy marketing and trading activities, to address the nature and extent of the market risk that is associates with these transactions. Additionally, please tell us whether there are any purchase commitments related to these contracts as of December 31, 2007 and, if so, the nature, term and amounts corresponding to such commitments.

Starting January 1, 2008, Canadian GAAP required companies to disclose additional information on financial instruments such as market risk.  Please see page 31 of our unaudited financial statements in our Q2 2008 Form 6-K filing for information on market risk affecting these contracts. This information will be included in our 2008 Form 40-F.

At December 31, 2007, Suncor had purchase commitments relating to crude oil predominately for refinery supply and natural gas for physical trading.  Crude oil commitments consisted of market price evergreen contracts for a total volume of 148 thousand barrels per day of crude oil, of which most have industry standard 30-day cancellation clauses.  Natural gas commitments consist of fixed price contracts with a total volume of 14 million GJ within a price range of Cdn$6.00-$7.67 per GJ and having terms extending to December 2008, as well as market price contracts for a total volume of 40 million GJ with terms extending to April 2009. Disclosure of these purchase commitments will be included in our 2008 Form 40-F.

Note 20 — Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 86

4.                                       We read your disclosure which explains and reconciles the differences that exist between your primary Canadian GAAP balance sheets and statements of earnings and comprehensive income, and the corresponding U.S. GAAP financial statements. Please tell us why your disclosure does not also include a similar explanation and reconciliation for your statements of cash flows, as required by Item 17(c)(2)(iii) of Form 20-F. Such reconciliation is required pursuant to General Instruction C(2) of Form 40-F.

We have reviewed our December 31, 2007 Form 40-F disclosure as it relates to Item 17(c)(2)(iii) of Form 20-F.  While there are no material differences in cash flows reported in our Canadian GAAP financial statements from those that would be presented under US GAAP, we recognize that this is not specifically stated in our disclosure.  We will continue to evaluate the nature of any future cash flow differences under US GAAP, and ensure specific disclosure is made in our future filings, even where differences are not material, in accordance with Form 40-F requirements.

In addition, we acknowledge that:

•                  Suncor Energy Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Suncor Energy Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this information assists you with your review.

Sincerely,

SUNCOR ENERGY INC.

/s/ J. Kenneth Alley
J. Kenneth Alley
Senior Vice President and Chief Financial Officer